UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Tasty Baking Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

876553306 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 876553306                                              13G

1.	Name of Reporting Person. S.S. OR I.R.S. Identification No. of above person DePrince, Race & Zollo, Inc. 59-3299598

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 602,525 6. Shared Voting Power none 7. Sole Dispositive Power 602,525 8. Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person $602,525

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* No

11.	Percent of Class Represented by Amount in Row (9) 7.43%

12.	Type of Reporting Person* IA

SCHEDULE 13 G

Item 1.

(a) Tasty Baking Co.

(b) 2801 Hunting Park Ave

Philadelphia, PA 19129

Item 2.

(a) DePrince, Race & Zollo, Inc.

(b) 201 S. Orange Ave, Suite 850

Orlando, FL 32801

(c) USA

(d) common stock

(e) 876553306

Item 3.

(e) X

Item 4. Ownership

(a) $602,525

(b) 7.43%

(c) (i) 602,525 shares

      (iii) 602,525 shares

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/07/2003

/s/ Victor A. Zollo, Jr.
Signature Victor A. Zollo, Jr.—President